As filed with the Securities and Exchange Commission
                   On June 23, 2000       File No. 333-39014
  --------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION

                                AMENDMENT NO. 1

                                      TO

                                   FORM S-2

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               FONAR CORPORATION

  --------------------------------------------------------------------------
            (Exact name of registrant as specified in its charter)


       Delaware                      3845                    11-2464137
   ---------------             ----------------           ----------------
   (State or other             Primary Standard           (I.R.S. Employer
   jurisdiction of                Industrial             Identification No.)
    incorporation               Classification
   or organization)              Code Number


                               110 Marcus Drive
                           Melville, New York 11747
                                (631) 694-2929

  --------------------------------------------------------------------------
              (Address, including zip code, and telephone number
                 of registrant's principal executive offices)

                           Raymond V. Damadian, M.D.
                               FONAR CORPORATION
                               110 Marcus Drive
                           Melville, New York 11747
                                (631) 694-2929


  --------------------------------------------------------------------------
          (Name, address, including zip code, and telephone number, including area code, of agent for service)

                 Please send copies of all communications to:

                             Henry T. Meyer, Esq.
                               FONAR Corporation
                               110 Marcus Drive
                           Melville, New York 11747
                                (631) 694-2929
                           ------------------------

     Approximate date of commencement of proposed sale to the public:

     As soon as practicable after the effective date of this Registration Statement

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [ X ]

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box : [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                       CALCULATION OF REGISTRATION FEE

Title of each                  Proposed         Proposed
class of                       maximum          maximum        amount
securities                     offering         aggregate      of
to be            Amt. to be    price            offering       registration
registered       registered    per unit*        price          fee

-------------    ----------    ---------        -----------    ------------

Common Stock,    4,826,000         2.90         $13,995,400    $4,241.03
$.0001 per
share
-------------    ----------    ---------        -----------    ------------

Total            4,826,000         2.90         $13,995,400    $4,241.03

-------------    ----------    ---------        -----------    ------------

                     * Pursuant to Rule 457, subsection (c)
                          Specified Date: June 7, 2000

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8 (a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8
(a), may determine.

PROSPECTUS
----------
                               4,826,000 Shares

                               FONAR CORPORATION

                                 Common Stock

     This Prospectus relates to the reoffer and resale of 4,826,000 shares (the "Shares") of the common Stock of FONAR Corporation (the "Company" or "Fonar") acquired by certain persons (the "Selling Stockholders") who will receive such shares in satisfaction of approximately $13,994,000 in indebtedness (inclusive of accrued but unpaid interest as of May 20, 2000). Such indebtedness (the "Acquisition Debt") was incurred by the Company or its subsidiary, Health Management Corporation of America ("HMCA") in connection with the acquisitions and mergers consummated by HMCA."). It is anticipated that the holders of the Acquisition Debt will be offered Shares in payment for the indebtedness held by them, plus the brokerage commissions and other transactional costs which would be incurred by them in connection with the resale of the Shares, at the prevailing market value of the Shares. The number of Shares required to retire the Acquisition Debt will vary and will depend on the market price of the Company's Common Stock at the time or times such Shares are issued in satisfaction of the indebtedness.

     The Company will not receive any proceeds from the sale of shares being sold by the Selling Stockholders. The Shares are being offered on a "best efforts" basis by the Selling Stockholders through broker - dealers of their choice. The price of the Shares will vary and will depend on the market value of the Company's Common Stock at the times the Shares are sold.

     FOR A DISCUSSION OF CERTAIN RISK FACTORS WHICH SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS, SEE "RISK FACTORS."

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The Company expects to pay expenses of this offering of approximately $35,000.

     On June 7, 2000, the closing price for the Common Stock of the Company (Symbol: FONR) was $2.90 per share, as reported by NASDAQ.

                 The date of this Prospectus is June 23, 2000

     No person has been authorized by the Company to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer or solicitation to any person in any jurisdiction where such offer or solicitation would be unlawful. Neither delivery of this Prospectus nor any sale hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date hereof.

                             AVAILABLE INFORMATION

     FONAR Corporation is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by FONAR Corporation can be inspected and copies obtained at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and the Regional Offices of the Commission at 7 World Trade Center, New York, New York 10048 and at the Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

     FONAR Corporation has filed with the Commission in Washington, D.C. a Registration Statement on Form S-2 under the Securities Act of 1933, as amended, with respect to the securities to which this Prospectus relates. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all the information set forth in the Registration Statement, including the exhibits thereto. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement and the exhibits thereto. Copies of the Registration Statement may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. Statements contained in this Prospectus concerning the provisions of documents included as exhibits to the Registration Statement are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

     Where any document or part thereof is incorporated by reference in this Prospectus, the Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus (not including exhibits unless the exhibits are specifically incorporated by reference). Requests for copies should be directed to the Company at 110 Marcus Drive, Melville, New York 11747, Attention Stockholder Relations Department. The telephone number is (631) 694-2929.

                              SUMMARY INFORMATION

     Fonar Corporation (the "Company" or "FONAR") designs, manufactures and markets magnetic resonance imaging ("MRI") scanners which utilize non-superconductive magnet technology for the detection and diagnosis of human disease. The Company's address is 110 Marcus Drive, Melville, New York 11747 and its telephone number there is (631) 694-2929.

     Health Management Corporation of America ("HMCA") was organized by the Company in March 1997 for the purpose of engaging in the business of providing comprehensive management services to physicians' practices and other medical providers, including diagnostic imaging centers and ancillary services. The services provided by HMCA include administration, providing office space, facilities medical equipment and supplies, staffing and supervision of non-medical personnel, legal, accounting, billing and collection services and the development and implementation of practice growth and marketing strategies.

     Since its formation, HMCA has completed five acquisitions. HMCA became actively engaged in the physician and diagnostic management services business through its initial two acquisitions, which were consummated effective June 30, 1997. Following these two initial acquisitions, HMCA completed two additional acquisitions in fiscal 1998 and one additional acquisition in fiscal 1999.

     The Selling Stockholders are the former owners of three of the businesses acquired by HMCA, in transactions where payment of a portion of the purchase price was payable over time (the "Acquisition Debt"). The Acquisition Debt, inclusive of accrued but unpaid interest as of May 20, 2000, is approximately $13,994,000.

     The first acquisition was of a group of several interrelated companies engaged in the business of managing three diagnostic imaging centers and one multi-specialty practice in New York State (together, the "Affordable Companies"). None of the Acquisition Debt is owed to the former owners of the Affordable Companies.

     The second completed acquisition was of Raymond V. Damadian, M.D. MR Scanning Centers Management Company ("RVDC"). Pursuant to the terms of the transaction HMCA purchased all of the issued and outstanding shares of stock of RVDC from Raymond V. Damadian. Raymond V. Damadian, the principal stockholder,  President  and  Chairman  of the  Board of  FONAR,  was the sole stockholder, director and President of RVDC immediately prior to the acquisition. None of the Acquisition Debt is owed to Dr. Damadian.

     The third completed acquisition, consummated on January 20, 1998, was the acquisition of the business and assets of Central Health Care Services
Management Company, LLC (Central Health). Central Health is a management service organization (MSO) managing a multi-specialty practice in Yonkers, New York. Approximately $140,000 (inclusive of unpaid interest through May 20,
2000) of the Acquisition Debt is owed to the former owners of Central Health.

     The fourth completed acquisition, consummated effective March 20, 1998, was the acquisition of A & A Services, Inc. ("A & A Services"), an MSO managing four primary care practices in Queens County, New York. A & A
Services provides the practices with management services, office space, equipment, repair and maintenance service for the equipment and clerical and other non medical personnel. Approximately $5,902,000 (inclusive of unpaid interest through May 20, 2000) of the Acquisition Debt is owed to the former owners of A & A Services.

     The fifth completed acquisition, consummated effective August 20, 1998, was the acquisition of Dynamic Health Care Management, Inc. ("Dynamic"). Dynamic is an MSO which manages three physician practices in Nassau and Suffolk Counties on Long Island, New York. Approximately $7,951,000 (inclusive of unpaid interest through May 20, 2000) of the Acquisition Debt is owed to the former owners of Dynamic.

     The Shares are intended to be issued to the Selling Stockholders in satisfaction of the Acquisition Debt. The number of Shares which the Selling Stockholders will receive will depend on the market price of the Company's Common Stock at the times the Shares are issued. The number of Shares which will be issued will be such number as will be sufficient to cover the Acquisition Debt plus any brokerage commissions and other transactional costs which may be incurred by the Selling Stockholders in connection with the reoffer and resale of the Shares.

     This Prospectus relates to the reoffer and resale of the Shares by the Selling Stockholders. The Company will receive no proceeds from the resale of the Shares by the Selling Stockholders. The offering price of the Shares will vary and will depend on the market price of the Company's Common Stock at the times the Shares are sold by the Selling Stockholders. The Company will pay all costs of this offering estimated at $35,000 (See "Plan of Distribution").

NASDAQ Symbol..............FONR

Risk Factors...............Certain risk factors concerning  the Company should be considered carefully before deciding whether to purchase the shares offered. See "RISK FACTORS."

     This  summary  is  qualified  in  its  entirety  by  the  more   detailed
information appearing elsewhere in the Prospectus.

                                  RISK FACTORS

         Investment in the Company is highly speculative and subject to numerous and substantial risks. Therefore, prospective purchasers should carefully consider the risks associated with the business of the Company and the purchase of the Shares, including the risk factors discussed below.

1. Financial Risks. For the fiscal years ended June 30, 1999 and June 30, 1998, the Company experienced net losses of $14.22 million and $5.65 million respectively and net operating losses of $15.61 million and $17.59 million respectively. For the nine months ended March 31, 2000, the Company experienced a net loss of $10.0 million and an operating loss of $11.7 million. On July 2, 1997, however, the Company received $128.7 million from General Electric Company (net $77.2 million after attorneys' fees and expenses) in payment of the judgment rendered against General Electric Company for infringement of the Company's original MRI (Cancer Detection) patent and Multi-Angle Oblique (MAO) patent (Fonar Corporation et ano. v. General Electric Company et ano., 92-CV-4196. (LDW), U.S. District Court for the Eastern District of New York). The Company believes that it will be able to reverse its operating losses with the cash infusion from its patent litigation, the introduction into the marketplace of its new MRI scanners, and the operating income generated by its subsidiary HMCA ($3.12 million in fiscal 1999, $2.70 million in fiscal 1998 and $1.96 million for the first nine months of fiscal 2000.

2. Reliance on New Products. Fonar's ability to generate future operating profits will depend on its ability to market and sell its new lines of MRI products and works-in-progress. Included among Fonar's products are its two "Quad"(TM) MRI scanners, which were approved for the sale by the United States Food and Drug Administration (the "FDA") in 1995. The Quad 7000 MRI scanner received FDA approval in April, 1995, and the Quad 12000 received FDA approval in November, 1995. The Quad scanners have four sides that are open, thus allowing access to the scanning area from four vantage points. With the Quad 12000, operating at 0.6 Tesla, the Company has introduced the first open high field MRI scanner in the industry. The Quad 7000 is similar to the Quad 12000 but operates at a 0.35 Tesla. Fonar also offers the Echo(TM), which is a compact 0.3 Tesla open MRI scanner designed to appeal to the most cost conscious users. The "Fonar 360"(TM), recently approved on March 16, 2000 for marketing by the FDA, includes the "Open sky" MRI(TM) wherein the magnet frame is incorporated into the floor, ceiling and sidewalls of the scan room and is open so that family and physicians can walk inside the magnet to approach the patient. The scanner is designed so as to incorporate it into the landscape that decorates the walls of the scan room. It's ability to give physicians direct 360 access to the patient and the availability of MRI compatible surgical instruments approved by the FDA for intervention enables use of the Fonar 360 for image guided intervention.

The Company's current "works in progress" include the "Stand-Up MRI"(TM) and the Pinnacle(TM). The Company's Stand-Up MRI(TM) will allow patients to be scanned while standing, sitting, bending or reclining. This will allow all parts of the body, particularly the spine and joints, to be imaged in the weight-bearing state. The Pinnacle, a superconducting version of the 0.6 Tesla Quad 12000, combines the benefits of Fonar's patented iron-frame with a superconducting magnet.

Although the Company believes its new products are responsive to the demands of the market place, there can be no assurance as to the future market acceptance of the Quad scanners.

3. Dependence Upon Services of Dr. Damadian. The Company's success is greatly dependent upon the continued participation of Dr. Raymond V. Damadian, its founder, Chairman of the Board and President. Loss of the services of Dr. Damadian would have a material adverse effect upon the development of the Company's business. The Company does not currently carry "key man" life insurance on Dr. Damadian.

4. Competition and Obsolescence. The medical equipment industry is highly competitive and characterized by rapidly changing technology and extensive research. Numerous companies, many of which have substantially greater financial resources than those available to the Company, engage in the marketing of magnetic resonance imaging scanners which compete with the Company's scanners. Competitors include large, multinational companies or their affiliates such as General Electric Company, Siemens A.G., Picker International, Philips N.V., Toshiba Corporation, Hitachi Corporation and Shimadzu Corporation. In addition, there can be no assurance that the Company's products will not be rendered obsolete by future products employing technologies superior to those utilized by the Company.

5. Control of the Company. The Company's Certificate of Incorporation does not provide for cumulative voting in the election of directors. Dr. Raymond V. Damadian, the President, Chairman of the Board and principal stockholder of the Company, will continue to be in control of the Company and be in a position to elect all of the directors of the Company.

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the resale of Shares by the Selling Stockholders.

                             PLAN OF DISTRIBUTION

     The Selling Stockholders will reoffer and resell the Shares through broker - dealers of their selection into the market on a "best efforts" basis. The price will vary and will depend on the market price of the Company's Common Stock at the times the Shares are sold. It is not anticipated that the Shares will be sold all at one time but over a period of time. There is no minimum number of Shares which must be sold in order for the offering to be effective.

     The Company anticipates that the Shares will be issued to the Selling Stockholders over a period of time. The Acquisition Debt (inclusive of accrued but unpaid interest to May 20, 2000) is in the amount of $13,993,634.57. The Acquisition Debt arose from three acquisitions: Dynamic, A&A Services and Central Health. The Acquisition Debt is payable over time in installments to the former owners of the acquired businesses up through August 2003, as hereinafter described.

     The Company will attempt to negotiate the issuance of the Shares in satisfaction of the Acquisition Debt in installments approximating the installments currently due under the terms of the Acquisition Debt. Whether the holders of the Acquisition Debt will accept Shares in lieu of all or a part of the Acquisition Debt and the terms on which they may do so, are subject to negotiation between the Company and the holders of the Acquisition Debt. Consequently, the precise number of Shares which may be issued and the timing of their issuance will not be able to be determined conclusively until such arrangements are finalized.

DYNAMIC.

     As at May 20, 2000 the principal portion of the Acquisition Debt payable to the former owners of Dynamic was $7,845,293.19, and the accrued but unpaid interest thereon was $106,016.13. The indebtedness is payable pursuant to three sets of notes as follows:

     1. The first set of notes, in the original principal amount of $2,870,000 and of which $1,877,776.43 in principal remains outstanding, is payable in annual installments (August 20,1999 - August 20, 2001). Two remaining annual payments in the amount of $1,045,785.73 are due August 20, 2000 and August 20, 2001. The interest rate is 7 1/2% per annum. Accrued but unpaid interest as of May 20, 2000 was $106,016.13.

     2. The second set of notes, in the original principal amount of $1,216,230.92 and of which $577,516.76 in principal remains outstanding, is payable in sixty (60) monthly installments (September 20, 1999 - August 20,
2003) of $16,666.67. The interest rate is 7.254% per annum.

     3. The third set of notes, in the original principal amount of $5,490,000 and of which $5,390,000 remains outstanding, is payable in thirty six (36) equal monthly installments of principal and interest commencing August 20, 2000. No payments under these notes have been made as of the date of this Prospectus other than a voluntary prepayment of $100,000. The interest rate is 7 1/2% per annum commencing August 20, 2000.

A&A SERVICES.

     As at May 20, 2000, the principal portion of the Acquisition Debt payable to the former owners of A&A Services was $5,871,777.70, and the accrued but unpaid interest was $30,217.77. The indebtedness is payable pursuant to three sets of notes as follows:

     1. The first set of notes, in the original principal amount of $4,000,000 and of which $3,021,777.70 in principal remains outstanding, is payable in sixteen (16) quarterly installments (March 20, 1999 through December 20, 2002) in the amount of $300,043.94. The interest rate is six percent (6%) per annum.

     2. The second set of notes in the original principal amount of $1,500,000 and of which $850,000 remains outstanding, is payable in sixty (60) monthly installments (April 20, 1998 - March 20, 2003) in the amount of $25,000. The notes do not bear interest.

     3. Additional consideration in the amount of $2,000,000 is payable to the former owners of A&A Services either in Common Stock of HMCA or pursuant to notes. In the event that HMCA does not complete a public offering by September 20, 2000, the former owners may require HMCA to deliver notes in the principal amount of $2,000,000 payable in eight (8) quarterly installments. The earliest payments under such notes could be required would be December 20, 2000.
Interest at the rate of six percent (6%) per annum will be payable from the date of the notes. HMCA does not expect to complete a public offering by September 20, 2000.

CENTRAL HEALTH.

     As at May 20, 2000, the principal portion of the Acquisition Debt payable to the former owners of Central Health was $137,916.25 and the accrued but unpaid interest was $2,413.53. The indebtedness is payable pursuant to two sets of notes as follows:

     1. The first set of notes in the original principal amount of $230,000 and of which $115,000.00 in principal remains outstanding, is payable in two annual installments (March 18, 2000 and March 18, 2001) in the amount of $115,000. The interest rate is prime plus two percentage points.

     2. The second set of notes, in the original principal amount of $45,832.50 and of which $22,916.25 remains outstanding, is payable in two annual installments (April 29, 2000 and April 29, 2001). The interest rate is prime plus two percentage points.

DETERMINING OF OFFERING PRICE

     The offering price of the Shares will vary, depending on the market price of the Shares at such times as the Shares are sold.

SELLING STOCKHOLDERS

     The following table sets forth the names of the Selling Stockholders and the number of Shares to be offered by each assuming the following:

     (1) all holders of the Acquisition Debt accept Shares in satisfaction of their Acquisition Debt,

     (2) the Shares are issued to the holders of the Acquisition Debt in the same proportions as their respective shares of the Acquisition Debt bear to the entire amount of the Acquisition Debt,

     (3) the holders of the Acquisition Debt elect to sell all the Shares they receive, and

     (4) reimbursement to the Selling Stockholders in Shares for brokerage commissions and other transactional costs is not taken into account.

Name of Beneficial             Shares Beneficially        Shares Beneficially
      Owner                     Owned and Offered         Owned After Offering
------------------             -------------------        --------------------
Stuart Blumberg                     1,371,088                      0
Steven Jonas                        1,371,088                      0
Glenn Muraca                        1,017,714                      0
Giovanni Marciano                   1,017,714                      0
Theresa Striano                        24,198                      0
Philip Striano                         24,198                      0
------------------             ------------------         --------------------

                       DESCRIPTION OF FONAR'S SECURITIES

     The following table shows the shares of FONAR's securities authorized and outstanding as of March 31, 2000:

CLASS                                   AUTHORIZED      ISSUED AND OUTSTANDING
-------------------------------         ----------      ----------------------
Common Stock par value                  60,000,000           55,949,729
$.0001 per share

Class B Common Stock, par value          4,000,000                5,211
$.0001 per share

Class C Common Stock par value          10,000,000            9,562,824
$.000 per share

Class A Non-voting Preferred             8,000,000            7,836,286
Stock, par value $.0001 per
share

Preferred Stock , par value             10,000,000                    0
$.0001 per share

Voting Rights

     The Class C Common Stock has 25 votes per share, the Class B Common Stock has 10 votes per share and the Common Stock has one vote per share in the election of directors and on all other matters upon which stockholders are entitled to vote. All three classes will vote together except where otherwise required by law. The Class A Non-voting Preferred Stock does not have voting rights except as required under the Delaware General Corporation Law.

Cash Dividend

     With respect to any discretionary cash dividends which may be declared by the Board of Directors on the Company's stock, a share of the Common Stock is entitled to a cash dividend 20% higher than the cash dividend on a share of the Class B Common Stock, as and when any cash dividend may be declared. A share of the Class C Common Stock is entitled to one-third (1/3) of the dividend declared on a share of the Class B Common Stock. The Class A Non-voting Preferred is entitled to the same discretionary cash dividends as the Common Stock.

Special Dividend on Common Stock

     The Common Stock, but not the Class B Common Stock, the Class C Common Stock, or the Class A Non-voting Preferred Stock, is entitled to a dividend equal to a percentage of the amount of any cash award (in the form of damages, royalties, or otherwise) collected by the Company in connection with enforcement by the Company of United States Patent No. 3,789,832 as follows: 3 1/4 % of the first $10 million of any such cash award collected by the Company, 4 1/2 % of the next $20 million of any such cash award collected by the Company and 5 1/2 % of the amount of any such cash award in excess of $30 million collected by the Company. This patent, which was issued to the President of the Company, Dr. Raymond V. Damadian, in 1974 and subsequently exclusively licensed by him to the Company, expired in February 1992. Damages for infringements occurring before its expiration, however, may still be recoverable.

Special Dividends on Class A Non-voting Preferred Stock

     The Class A Non-voting Preferred Stock is entitled to a dividend equal to a percentage of any award or settlement collected by the Company in connection with the enforcement of five of its patents in certain patent lawsuits, less the special dividend payable on the Common Stock with respect to U.S. Patent No. 3,789,832 as follows: 3 1/4 % of the first $10 million of any such cash awards or settlements collected by the Company, 4 1/2 % of the next $20 million of any such cash awards or settlements collected by the Company and 5 1/2 % of the amount of any such cash awards or settlements in excess of $30 million collected by the Company. The five patents are as follows: Apparatus and Method for Detecting Cancer in Tissue, 2/5/74, U.S. Patent No. 3,789,832; Apparatus Including Permanent Magnet Configuration, 6/23/87, U.S. Patent No. 4,675,609; Apparatus and Method for Multiple Angle Oblique MRI, 10/3/89, U.S. Patent No. 4,871,966; Solenoidal Surface Coils for Magnetic Resonance Imaging, 12/12/89, U.S. Patent No. 4,887,038; and Eddy Current Control in Magnetic Resonance Imaging, 10/29/91, U.S. Patent No. 5061897.

     The Board of Directors has reserved the right (but would not be obligated) to expand the dividend to which the Class A Non-voting Preferred Stock is entitled, to cover additional patents, additional lawsuits, or both and to increase the percentage of any awards or settlements received in any lawsuits which would be payable as a dividend.

     In addition, the Board of Directors is authorized, in its discretion, to declare cash dividends from time to time solely on the Class A Non-voting Preferred Stock or to fix such further dividend rights for the Class A Non-voting Preferred Stock as it may determine, in its sole discretion.

Other Dividends and Distributions

     With respect to dividends and distributions other than cash dividends and all other rights (other than voting rights), shares of the Common Stock, the Class B Common Stock and Class A Non-voting Preferred Stock rank equally and have the same rights, including rights in liquidation. A share of the Class C Common Stock has one-third 1(1/3) of such rights.

Conversion

     Shares of Class B Common Stock are convertible into Common Stock on a share for share basis. Shares of Class C Common Stock are convertible into Common Stock on a three for one basis. Shares of Class A Non-voting Preferred Stock and shares of Common Stock are not convertible.

Preemptive Rights and Cumulative Voting

     Under the Company's Certificate of Incorporation, stockholders have no preemptive rights to subscribe for the new shares on a proportionate basis. The Company's Certificate of Incorporation does not provide for cumulative voting.

Preferred Stock

     No shares of the Company's $ .001 par value Preferred Stock have been issued or are presently planned to be issued. Shares of the $ .001 par value Preferred Stock would have such voting powers and other designations, preferences, rights and voting powers and other designations, preferences, rights and qualifications as the Board of Directors would establish.

Transfer Agent and Registrar

     American Securities Transfer & Trust, Inc., 12039 W. Alameda Parkway, Lakewood, Colorado 80228 is the transfer agent and registrar for the Company's Common Stock, Class B Common Stock, Class C Common Stock and Class A Non-voting Preferred Stock.

                              VALIDITY OF ISSUANCE

     The validity of the shares being offered hereby will be passed upon by Henry T. Meyer, Esq., 110 Marcus Drive, Melville, New York 11747. Mr. Meyer is the Company's General Counsel.

                                     EXPERTS

     The financial statements and supplemental financial schedules contained in the Company's latest annual report on Form 10-K, incorporated by reference into this Prospectus, has been examined by Tabb Conigliaro & McGann, to the extent set forth in their report. Such financial statements and schedules were included therein in reliance upon their reports, given on their authority as experts in accounting and auditing.

                              ADDITIONAL DOCUMENTS

     This prospectus is accompanied by the Company's most recent Form 10-K (for the fiscal year ended June 30, 1999) and most recent Form 10-Q (for the fiscal quarter ended March 31, 2000) filed with the Securities and Exchange Commission pursuant to the Securities and Exchange Act of 1934, as amended.

                                 INDEMNIFICATION

     The Delaware General Corporation Law and the Company's by-laws provide for the indemnification of an officer or director under certain circumstances against reasonable expenses incurred in connection with the defense of any action brought against him by reason of his being a director or officer. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers or person controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                           INCORPORATION BY REFERENCE

     The  following   documents  are   incorporated  by  reference  into  this
     Prospectus:

     1. The registrant's latest Form 10-K filed pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934 which contains certified financial statements for the registrant's latest fiscal year for which a Form 10-K was required to have been filed (specifically, for the fiscal year ended June 30, 1999).

     2. All other reports filed pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934 since the end of the fiscal year covered by the annual report referred to in (1) above, including, specifically, the Company's quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2000.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

     The following statement sets forth all expenses in connection with the issuance and distribution of the securities being registered, other than broker/dealer commissions.

     SEC registration filing fee                 $4,219

     NASD filing fee                             $7,500*

     Blue Sky fees and expenses                  $2,500*

     Printing and Engraving                      $7,500*

     Professional Fees (Accounting & Legal)     $10,000*

     Miscellaneous                               $3,281*

                                  Total      $35,000.00*

     * Estimated

Item 15. Indemnification of Directors and Officers

     Article Eighth of the Certificate of Incorporation, as amended, of FONAR Corporation provides as follows:

     The personal liability of directors to the Corporation or its stockholders for monetary damages for breach of their fiduciary duties as directors is eliminated, provided however, that this provision shall not eliminate the liability of a director (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of the law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

     Article V of the By-law's of FONAR Corporation generally provides for indemnification of its officers and directors to the full extent permitted by Delaware Corporation Law.

     Section   145  of  the   Delaware   General   Corporation   Law   permits
indemnification of officers, directors and employees of the Company under certain conditions and subject to certain limitations.

Item 16. Exhibits and Financial Statement Schedules

Exhibits

4.1  Specimen  Common Stock  Certificate  incorporated  herein by reference to
     Exhibit 4.1 to the Registrant's registration statement on Form S-1, Commission File No. 33-13365.

4.2 Article Fourth of the Certificate of Incorporation, as amended, of the Company incorporated by reference to Exhibit 4.1 to the Registrant's registration statement on Form S-8, Commission File No. 33-62099.

5.   Opinion of Counsel re: Legality. See Exhibits.

10.1 License Agreement between FONAR and Raymond V. Damadian incorporated herein by reference to Exhibit 10 (e) to Form 10-K for the fiscal year ended June 30, 1983, Commission File No. 0-10248

10.2 1993  Incentive  Stock  Option Plan  incorporated  herein by reference to
     Exhibit 28.1 to the Registrant's registration statement on Form S-8, Commission File No. 33-60154.

10.3 1997 Non-Statutory  Stock Option Plan incorporated herein by reference to
     Exhibit 28.1 to the Registrant's registration statement on Form S-8, Commission File No.: 333-27411.

10.4 1997 Stock Bonus Plan incorporated herein by reference to Exhibit 28.2 to the Registrant's registration statement on Form S-8, Commission File No:
     333-27411

10.5 Stock Purchase Agreement, dated July 31, 1997 by and between U.S. Health Management Corporation , Raymond V. Damadian, M.D. MR Scanning Centers Management Company and Raymond V. Damadian, incorporated herein by reference to Exhibit 2.1 to the Registrant's Form 8-K, July 31, 1997, Commission File No: 0-10248.

10.6 Merger Agreement and Supplemental Agreement dated June 17, 1997 and Letter of Amendment dated June 27, 1997 by and among U.S. Health Management Corporation and Affordable Diagnostics Inc. et al., incorporated herein by reference to Exhibit 2.1 to the Registrant's 8-K, June 30, 1997, Commission File No: 0-10248.

10.7 Stock Purchase Agreement dated March 20, 1998 by and among Health Management Corporation of America, FONAR Corporation, Giovanni Marciano, Glenn Muraca et al., incorporated herein by reference to Exhibit 2.1 to the Registrant's 8-K, March 20, 1998, Commission File No: 0-10248.

10.8 Stock Purchase Agreement dated August 20, 1998 by and among Health Management Corporation of America, FONAR Corporation, Stuart Blumberg and Steven Jonas, incorporated herein by reference to Exhibit 2 to the Registrant's 8-K, September 3, 1998, Commission File No. 0-10248.

23.1 Consent of Tabb, Conigliaro & McGann, P.C., Certified Public Accountants. See Exhibits.

23.2 (Consent of Counsel is included in Exhibit 5).

99.1 The Registrant's Form 10-K filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended June 30, 1999. See Exhibits.

99.2 The Registrant's Form 10-Q filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 for the fiscal quarter ended March 31, 2000. See Exhibits.


Financial Statement Schedules

None

Item 17. Undertakings

The  undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

     (iii)To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13 (a) or section 15 (d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  June 23, 2000

                                                 FONAR CORPORATION

                                                 By:  /s/ Raymond V. Damadian
                                                      -----------------------
                                                      Raymond V. Damadian,
                                                      President

     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature                         Title                          Date

/s/ Raymond V. Damadian           Chairman of the                June 23, 2000
-----------------------           Board of Directors,
Raymond V. Damadian               President and a Director
                                  (Principal Executive Officer)

                                  Director
------------------------
Claudette J.V. Chan

/s/ Robert J. Janoff              Director                       June 23, 2000
---------------------
Robert J. Janoff

/s/ Charles N. O'Data             Director                       June 23, 2000
---------------------
Charles N. O'Data





             As filed with the Securities and Exchange Commission
                    On June 23, 2000       File No. 333-39014

                               Registration No.

                      SECURITIES AND EXCHANGE COMMISSION

                                   EXHIBITS
                                AMENDMENT NO. 1
                                      TO
                                   FORM S-2
                            Registration Statement
                                     Under
                          The Securities Act of 1933

                               FONAR CORPORATION

            (Exact name of registrant as specified in its charter)

                               FONAR CORPORATION

                                 EXHIBIT INDEX

EXHIBIT NO.                      DESCRIPTION

5                                Opinion of Counsel
                                   re  Legality

23.1                             Consent of Certified
                                   Public Accountants

23.2                             (Consent of Counsel is
                                   included in Exhibit 5)

99.1                             Form 10-K for the
                                   Fiscal Year Ended
                                   June 30, 1999

99.2                             Form 10-Q for the
                                   Fiscal Quarter Ended
                                   March 31, 2000